Lawrence Venick
Partner

2206-19 Jardine House	Direct	+852.3923.1188
1 Connaught Place Central	Main	+852.3923.1111
Hong Kong, SAR	Fax	+852.3923.1100
lvenick@loeb.com

Via EDGAR

April 25, 2025

Ms. Marion Graham /Mr. Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	DarkIris Inc.
Draft Registration Statement on Form F-1
Submitted March 17, 2025
CIK No. 0002058584

Dear: Ms. Marion Graham and Mr. Jeff Kauten

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated April 15, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”). We have submitted an amendment No. 1 to the Draft Registration Statement on Form F-1 (the “Amendment”) in response to the Staff’s comments.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Draft Registration Statement on Form F-1

Conventions Which Apply to this Prospectus, page ii

1.	We note that you exclude Hong Kong and Macau from your definition of “PRC” or “China” for the purpose of your registration statement. Please revise to remove the exclusion of Hong Kong and Macau from such definition. Clarify that all the legal and operational risks associated with having operations in the People’s Republic of China (PRC) also apply to operations in Hong Kong and Macau. In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how law in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company associated with those laws.

Response: In response to the Staff’s comment, the Company has amended the definition of “PRC” or “China” on page ii and amended relevant disclosures throughout the Amendment. The Company has also described how law in Hong Kong differs from PRC law where appropriate, and addressed the related risks and consequences to the company associated with those laws throughout the Amendment.

Prospectus Summary, page 1

2.	We note your statement that you “have not . . . independently verified” publications conducted by third party market research companies, and investors are “cautioned not to give undue weight to such data and estimates.” Such statement may imply an inappropriate disclaimer of liability for such third-party information. Please revise to remove any implication that investors are not entitled to rely on information in your registration statement.

Response: In response to the Staff’s comment, the Company has amended page iii of the Amendment.

Risk Factors

We will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules, page 43

3.	Please briefly describe the corporate governance requirements that you will not be required to comply with as a controlled company.

Response: In response to the Staff’s comment, the Company has added relevant disclosures on page 43 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

4.	We note your reference on page 21 that you “track certain performance metrics, including the number of active and paying gameplayers of [y]our games.” Please revise to include a discussion of your key operating metrics that management uses to manage the business and that would be material to investors. Refer to Section III.B of SEC Release No. 33-8350.

Response: In response to the Staff’s comment, the Company has added relevant disclosures on pages 50, 51 and 52 of the Amendment.

Capital Needs, page 52

5.	Please revise to separately analyze your ability to generate and obtain adequate amounts of cash to meet your requirements and your plans for cash in the long-term (i.e., beyond the next 12 months). Refer to Item 5.B. of Form 20-F.

Response: In response to the Staff’s comment, the Company has added relevant disclosures on page 55 of the Amendment.

Business

Our Products, page 60

6.

We note your disclosure on page 13 that “two licensed games, “The Great Story of Wei, Shu, and Wu” and “Myth of the Floating Sky” contributed approximately 62% and 53% of [y]our total gross revenue for the fiscal years ended September 30, 2024 and 2023, respectively.” We are unable to locate any additional information pertaining to the “Myth of the Floating Sky.” Please revise your disclosure to include material information related to the “Myth of the Floating Sky,” such as revenue from in-game purchases, total gameplayers, and monthly download volume.

Response: In response to the Staff’s comment, the Company has added definition of “Myth of the Floating Sky” on page ii and material information related to the “Myth of the Floating Sky” on page 66 of the Amendment.

Our Major Suppliers, page 67

7.	We note that you depend on a small number of suppliers and that four suppliers accounted for 48%, 12%, 12%, and 12% of your total cost of revenue for the fiscal year ended September 30, 2024 and that three suppliers accounted for 50%, 19%, and 13% of your cost of revenue for the fiscal year ended September 30, 2023. Please revise here to identify your largest supplier and disclose the material terms of any material agreements with this supplier. See Item 3.D and Item 4.B of Form 20-F. Additionally, please file any material agreements as exhibits. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: : Supplier A, an operator of a third-party publishing channel, is our largest supplier for the year ended September 30, 2024. The Company has added relevant disclosures on page 69 of the Amendment. End-users, i.e. mobile game players, place purchase orders with us through third-party publishing channels, being the major suppliers concerned. The cost of revenue generated from our major suppliers represents a percentage of such purchase, and is the aggregate of cost of revenue derived from such purchases from a pool of end-users for the years concerned. Although the continuous relationships with our suppliers are important to our operation, our business is not substantially dependent on particular purchase through which our end-users place. We believe we are not required to file the agreements with our major suppliers, under Item 601(b)(10)(ii)(B) of Regulation S-K.

Principal Shareholders, page 92

8.	Please revise to identify the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Vertex International Capital Ltd and Topbest International Capital Ltd.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on page 92 of the Amendment.

General

9.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s comment, the Company respectfully submits that there were no written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, were presented to potential investors in reliance on Section 5(d) of the Securities Act.

* * *

Please contact the undersigned at +1 (310) 728-5129 if you have any questions with respect to the response contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence Venick
Partner

cc: Hong Zhifang